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                                                              EXHIBIT(a)(1)(vii)


                           [LANDAIR CORPORATION LOGO]

                                                                    NEWS RELEASE

Contact:      Richard H. Roberts
              Senior Vice President
              (423) 636-7000

            LANDAIR CORPORATION ANNOUNCES RECEIPT OF BUY-OUT PROPOSAL

GREENEVILLE, TN (October 11, 2002) - Landair Corporation (NASDAQ/NM:LAND) today announced that it has received a buy-out proposal from Scott M. Niswonger, its Chairman of the Board and Chief Executive Officer, and John A. Tweed, its President and Chief Operating Officer. Under the proposal, as set forth in a letter to Landair's Board of Directors, Messrs. Niswonger and Tweed would acquire all of the outstanding shares of common stock of Landair not already owned by them for $13.00 per share payable in cash, a price that represents an approximate 25% premium over the closing price of Landair's common stock on NASDAQ on Thursday, October 10, 2002. Messrs. Niswonger and Tweed currently own approximately 58% and 13% of the outstanding shares of Landair, respectively. In their letter, Messrs. Niswonger and Tweed indicated that their offer is contingent upon their ability to arrange suitable financing for the transaction.

It is anticipated that a special committee of the company's Board of Directors composed of independent directors will be formed to evaluate the proposal, and that such committee will retain a financial advisor to consider the fairness of the transaction from a financial point of view. The final terms of any acquisition will be based on negotiations between the acquiring entity formed by Messrs. Niswonger and Tweed and the special committee. No assurance can be given as to whether any transaction will occur or as to the timing or terms of any transaction.

Landair Corporation is a high-service-level transportation company providing truckload, dedicated and other transportation-related services in the United States and Canada.

The proposed acquisition may be completed only in accordance with applicable state and federal laws including the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. A merger or tender offer for the outstanding shares of Landair Corporation common stock has not yet commenced. If a merger or tender offer commences, each security holder of Landair Corporation should read the proxy statement or tender offer statement when it becomes available because it will contain important information about the merger or tender offer. Once a filing is made, security holders of Landair Corporation can obtain the proxy statement or tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.


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This press release and statements made by Landair in reports to its shareholders and public filings, as well as oral public statements by Landair representatives, may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include, but are not limited to, economic recessions or downturns in business cycles, competition, rapid fluctuations in fuel prices or availability, fluctuation in the frequency and severity of accidents, increases in interest rates and the availability of qualified drivers.

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